(CAE Logo)	Press Release

CAE reports first-quarter results

Montreal, August 11, 2004 - [NYSE: CGT; TSX: CAE] CAE today reported net earnings for the first quarter ended June 30, 2004, of C$24.3 million (or 10 cents per share) on consolidated revenues of C$262.6 million, compared to C$13.2 million (or 6 cents per share) and C$242.9 million respectively in the prior year.

Earnings before interest and taxes (“EBIT”) generated by CAE’s three business units were C$40.1 million compared to C$23.8 million in the prior year. EBIT was affected positively by the recognition of additional investment tax credits (“ITCs”) of C$16.1 million following a tax audit of research and development expenditures in prior years and by a substantially higher contribution from the Civil Simulation and Training (“Civil”) unit.

The additional ITCs more than offset the dilutive impact on net earnings per share of the issuance of 26.6 million shares last September and a C$9.0 million increase in tax expense due primarily to a higher tax rate. The first-quarter tax rate of 30% compared to 9% last year, when CAE recognized tax loss carryforwards in its Australian operations.

President and CEO Derek H. Burney stated, "CAE's performance reflects the early stages of recovery in the global civil aviation industry. With intense price competition now a fact of life throughout the aerospace sector, our challenge is to lower our costs while maintaining the highest quality training solutions."

CAE's backlog as at June 30, 2004, was a record C$3.1 billion compared to C$2.6 billion in the prior year. This backlog does not include orders which are anticipated from CAE's role in the NH-90 program and the preferred bidder selection of a CAE-led consortium for the U.K.'s 30-year C$2.4 billion Armoured Vehicle Training Services (AVTS) program (for which contracts are in negotiation). These contracts, combined with orders received in July for three full-flight simulators from Emirates, a change order in the U.K. Astute-class submarine training contract (valued at more than C$200.0 million), and the company's new role as the provider of initial training for Dassault's Falcon 7X business jet.

CAE's net debt, defined as long-term debt less cash and cash equivalents, increased by C$103.2 million during the quarter. Approximately 50% of the increase resulted from completing the financing of the CAE/Iberia training venture, 80%-owned by CAE.

Business Unit Highlights

Civil's first-quarter EBIT increased from C$6.6 million in the prior year to C$21.9 million, including an ITC benefit of C$9.8 million. EBIT increased 83% net of the ITC benefit, due to a growing contribution from training and a more stable Canada/U.S. exchange rate. Revenues of C$127.1 million were 16% higher than in the prior year period. Capacity utilization of CAE's installed training base of 103 simulators increased to 73%, compared to 66% in the prior first quarter. CAE has received five full-flight simulator orders, fiscal year to date, for a competed market share of 83%.

Military Simulation and Training ("Military") generated first-quarter EBIT of C$10.4 million compared to C$12.3 million in the prior fiscal year. First-quarter revenues of C$103.6 million were 4% higher than in the prior year. The decrease in Military's earnings is attributable primarily to a changing program mix and the higher costs to complete certain programs, offset in part by additional ITCs of $4.4 million. During the first quarter, Military received simulation equipment orders from both the U.S. Marines and the U.S. Navy. CAE's role in the AVTS program means the Company will be providing equipment and training for the air, sea and land-based components of Britain's armed forces.

Marine Controls ("Marine") generated first-quarter EBIT of C$7.8 million on revenues of C$31.9 million, compared to earnings of C$4.9 million and revenues of C$34.2 million in the prior year period. The increased earnings primarily reflect the impact of additional ITCs and more stable foreign exchange market conditions. The selection of Marine to provide controls for the U.S. Navy’s Littoral (coastal water) combat ships means the unit is involved in all four of the U.S. Navy’s major surface ship programs. In addition, Marine’s commercial arm, CAE Valmarine, has been selected to provide automation controls for the Ultra Voyager, the world’s largest passenger ship.

CAE is a leading provider of simulation technologies and integrated training services to airlines, aircraft manufacturers, defence forces, and marine customers worldwide. The company has annual revenues in excess of C$1.0 billion, with manufacturing operations and training facilities in 19 countries on five continents.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

Note: CAE's full financial statements are available on-line @ www.cae.com/Financials2005Q1

Media contact: : Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com	Investor relations:: Andrew Arnowitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com

Consolidated Balance Sheets
(Unaudited) (amounts in millions of Canadian dollars)	as at June 30 2004	as at March 31 2004
Assets
Current Assets
Cash and cash equivalents	$40.6	$61.9
Accounts receivable	406.1	390.9
Inventories	157.1	154.8
Prepaid expenses	16.7	20.7
Income taxes recoverable	78.6	52.0
Future income taxes	2.1	1.8
	701.2	682.1
Restricted cash	4.5	7.0
Property, plant and equipment, net	942.2	843.0
Future income taxes	92.4	93.8
Intangible assets	162.8	155.2
Goodwill	349.6	343.8
Other assets	165.5	168.4
	$2,418.2	$2,293.3

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$331.9	$350.0
Deposits on contracts	92.4	91.1
Long-term debt due within one year	42.7	13.5
Future income taxes	49.9	51.1
	516.9	505.7
Long-term debt	676.1	623.4
Deferred gains and other long-term liabilities	173.5	155.6
Future income taxes	102.4	89.8
	1,468.9	1,374.5
Shareholders' Equity
Capital stock	368.0	367.5
Contributed surplus	1.6	1.3
Retained earnings	579.0	562.1
Currency translation adjustment	0.7	(12.1)
	949.3	918.8
	$2,418.2	$2,293.3

Consolidated Statements of Earnings
(Unaudited) three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2004	2003
Revenue
Civil Simulation and Training	$127.1	$109.1
Military Simulation and Training	103.6	99.6
Marine Controls	31.9	34.2
	$262.6	$242.9
Earnings from continuing operations before interest and income taxes
Civil Simulation and Training	$21.9	$6.6
Military Simulation and Training	10.4	12.3
Marine Controls	7.8	4.9
Earnings from continuing operations before interest and income taxes	40.1	23.8
Interest on long-term debt	7.8	7.7
Other interest expense (income), net	(2.5)	(0.5)
Earnings from continuing operations before income taxes	34.8	16.6
Income taxes	10.5	1.5
Earnings from continuing operations	$24.3	$15.1
Results of discontinued operations	--	(1.9)
Net earnings	$24.3	$13.2
Basic and diluted earnings per share from continuing operations	$0.10	$0.07
Basic and diluted net earnings per share	$0.10	$0.06
Weighted average number of common shares outstanding	246.7	219.7

Consolidated Statements of Retained Earnings
(Unaudited) three months ended June 30
(amounts in millions of Canadian dollars)	2004	2003
Retained earnings at beginning of period	$562.1	$531.2
Net Earnings	24.3	13.2
Dividends	(7.4)	(6.6)
Retained earnings at end of period	$579.0	$537.8

Consolidated Statements of Cash Flow
(Unaudited) three months ended June 30
(amounts in millions of Canadian dollars)	2004	2003
Operating activities
Earnings from continuing operations	$24.3	$15.1
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	18.8	18.2
Future income taxes	9.8	(3.7)
Investment tax credit	(15.6)	(2.7)
Stock based compensation	0.3	0.2
Other	2.0	(10.1)
Increase in non-cash working capital	(28.6)	(75.4)
Net cash provided by (used in) continuing operating activities	11.0	(58.4)
Net cash provided by discontinued operating activities	--	3.3
Net cash provided by (used in) operating activities	11.0	(55.1)
Investing activities
Short-term investments, net	--	(3.7)
Capital expenditures	(42.5)	(25.2)
Purchase of business	(0.9)	--
Proceeds from disposal of discontinued operations	--	19.8
Proceeds from sale and leaseback of assets	--	28.5
Deferred development costs	(3.7)	(2.8)
Deferred pre-operating costs	(1.7)	(0.7)
Other assets	(0.8)	(2.0)
Net cash (used in) provided by investing activities	(49.6)	13.9
Financing activities
Proceeds from long term debt	24.4	138.9
Repayments of long term debt	(2.3)	(65.8)
Dividends paid	(7.2)	(6.5)
Common stock issuances	0.3	--
Other	1.3	(0.1)
Net cash provided by financing activities	16.5	66.5
Effect of foreign exchange rate changes on cash and cash equivalents	0.8	(1.3)
Net (decrease) increase in cash and cash equivalents	(21.3)	24.0
Cash and cash equivalents at beginning of period	61.9	17.1
Cash and cash equivalents at end period	$40.6	$41.1